[APL Letterhead]

September 8, 2006

Via EDGAR and Facsimile (202) 772-9204

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20649-0308

Attention: Matthew J. Benson, Esq.

Re:	Atlas Pipeline Partners, L.P.
Registration No.: 333-135704

Dear Mr. Benson:

Atlas Pipeline Partners, L.P. hereby requests acceleration of the effective date of the above-referenced registration statement to Tuesday, September 12, 2006 at 4:00 p.m., or as soon as practicable thereafter. Please notify our counsel, Mark E. Rosenstein, at 215-731-9450 of the time of effectiveness. In making this request, the registrant hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

ATLAS PIPELINE PARTNERS, L.P.

By:	Atlas Pipeline Partners GP, LLC, its
general partner

/s/ Lisa Washington
Lisa Washington
Chief Legal Officer and Secretary